EXHIBIT 99.1

Adecco SA announces 2004 and Q1 2005 earnings calendar

CHESEREX, SWITZERLAND - February 23, 2005: Adecco SA announced today its earnings calendar for the year end 2004 and Q1 2005:

March 16, 2005     FY 2004 results

April 20, 2004     Annual report 2004 (published on website)

May 24, 2005       Q1 2005 results

May 26, 2005       2005 Annual General Meeting in Lausanne

Further details on each event will be made available in due course on the company's website at http://events.adecco.com.

About Adecco Adecco S.A. is a Forbes 500 company and the global leader in HR Solutions. The Adecco Group network connects up to 700,000 associates with business clients each day through its network of 30,000 employees and 6,000 offices in 72 territories around the world. Registered in Switzerland, and managed by a multinational team with expertise in markets spanning the globe, the Adecco Group delivers an unparalleled range of flexible staffing and career resources to corporate clients and qualified associates.

The Adecco Group comprises three Divisions: Adecco Staffing, Ajilon Professional and LHH Career Services. In Adecco Staffing, the Adecco network focuses on flexible staffing solutions for global industries in transition, including automotive, banking, electronics, logistics and telecommunications; Ajilon Professional offers an unrivalled range of specialised branded businesses; LHH Career Services encompasses our portfolio of outplacement and coaching consultancy busineses.

Adecco S.A. is registered in Switzerland (ISIN: CH0012138605) and listed on the Swiss Stock Exchange with trading on Virt-x (SWX/VIRT-X:ADEN), the New York Stock Exchange (NYSE:ADO) and Euronext Paris - Premier Marche (EURONEXT: ADE).

Further information can be found at the Investor Relations page at www.adecco.com.

Contacts:

Adecco Corporate investor relations
Investor.relations@adecco.com or ++41 44 878 8884